UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number: 001-13232

Apartment Investment and Management Company

(Exact name of registrant as specified in its charter)

Stanford Place 3
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Class D Cumulative Preferred Stock

(Title of each class of securities covered by this Form)

Class A Common Stock
Class G Cumulative Preferred Stock
Class Q Cumulative Preferred Stock
Class R Cumulative Preferred Stock
Class T Cumulative Preferred Stock
Class U Cumulative Preferred Stock
Class V Cumulative Preferred Stock
Class Y Cumulative Preferred Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

     Approximate number of holders of record as of the certification or notice date:           None          .

     Pursuant to the requirements of the Securities Exchange Act of 1934, Apartment Investment and Management Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 18, 2005	By:	/s/ Paul J. McAuliffe
Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.